Exhibit 99.1

OneSmart International Education Group Limited Announces Unaudited Financial Results for the Secord Fiscal Quarter Ended February 29, 2020

The Second Fiscal Quarter of Fiscal Year 2020 results:

Cash sales Increased by 20.5% Year-over-Year

Net Revenues Decreased by 6.0% Year-over-Year

Average Monthly Student Enrollments Increased by 8.3% Year-over-Year

First Half of Fiscal Year 2020 results:

Cash sales Increased by 30.7% Year-over-Year

Net Revenues Increased by 5.9% Year-over-Year

Average Monthly Student Enrollments Increased by 10.6% Year-over-Year

SHANGHAI, May 19, 2020 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), the leading premium K-12 education company in China, today announced its unaudited financial results for the second fiscal quarter ended February 29, 2020.

Highlights for the Secord Fiscal Quarter Ended February 29, 2020

•                      Cash sales increased by 20.5% year-over-year to RMB784.9 million (USD112.3 million)

•                      Cash sales from OneSmart VIP business increased by 19.3% year-over-year to RMB615.9 million (USD88.1 million)

•                      Cash sales from HappyMath business increased by 44.5% year-over-year to RMB75.6 million (USD10.8 million)

•                      Cash sales from FasTrack English business increased by 37.9% year-over-year to RMB56.0 million (USD8.0 million)

•                      Net revenues decreased by 6.0% year-over-year to RMB885.8 million (USD126.7 million)

•                      Net revenues from OneSmart VIP business decreased by 8.4% year-over-year to RMB684.6 million (USD97.9 million)

•                      Net revenues from HappyMath business decreased by 0.6% year-over-year to RMB116.7 million (USD16.7 million)

•                      Net revenues from FasTrack English business increased by 30.2% year-over-year to RMB51.3 million (USD7.3 million)

•                      Average monthly student enrollments increased by 8.3% Year-over-year:

•                      Average monthly student enrollments for OneSmart VIP business increased by 8.2% year-over-year

•                      Average monthly student enrollments for HappyMath business increased by 5.8% year-over-year

•                      Average monthly student enrollments for FasTrack English business increased by 34.8% year-over-year

Mr. Steve Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “What we have achieved in the most challenging business environment in modern history demonstrates the adaptability and resilience of OneSmart’s business model and employees. Our years’ investments and technology development in the online space enables us to respond promptly to the unprecedented COVID-19 situation. Our online platform has been serving over 160,000 student enrollments as of February 2020, a massive increase from just a few thousands in late 2019. The speed and volume proves the Company’s strong ability to strategically manage and operate a premium online business and demonstrates its determination to build OneSmart Online into the largest premium online education business in China. While we expect our financial performance to be temporarily impacted for a couple of quarters by the pandemic, we believe it will bounce back fairly quickly as the schools reopen and the demand for premium education services prevails. Going forward, we will benefit from OneSmart Online to penetrate the mid-high end K-12 education market in China, in both scalability and profitability, as it is helping us expand in a much larger addressable market. We see enormous growth potential ahead and will take advantage of opportunities that arise as the industry consolidates after the pandemic. ”

The following are key highlights of business development during the second fiscal quarter of 2020:

OneSmart VIP Business (the leading premium K-12 1-on-1 education business in China)

•                      All of the offline learning centers were temporally closed since January 2020 following government’s measures against COVID-19

•                      Successfully migrated majority of our VIP students to the online platform during the first half of February 2020. Revenues generated in the online platform during Q2 reached the level of the same period last year. The massive online classes were handled successfully while maintaining a high customer satisfaction rate of over 90% and historically low refund rate of 3% in February 2020

•                      Upgraded our premium products including smart assessment and academic planning, smart homework system, live broadcasting classroom, etc.

•                      Net revenues of International Education program (premium 1-on-1 training services for students attending international schools) grew by 71% year-over-year

OneSmart Young Children Education Business: HappyMath (the leading premium young children math education business in China) and FasTrack English (the 2nd largest premium young children English education business in East China)

•                      All of the offline learning centers were temporally closed since January 2020 following government’s measures against COVID-19

•                      Successfully migrated over 80% of offline students to the online platform. Our online services has been well received by customers with customer satisfaction rate of over 90%

•                      Rolled out interactive curriculum 2.0 adopting Harvard Case Method for better learning experience

•                      Launched interactive online small group classes for children aging from 3-6. Meanwhile we started to provide children aging from 6-12 with full spectrum of subjects to help them with a smooth transition from kindergarten to primary school

•                      Strategically penetrated our HappyMath business into cities outside Shanghai where we observed a robust revenue growth in cities such as Chengdu, Suzhou, Nanjing, etc.

•                      Average monthly student enrollments of FasTrack English increased by 34.8% as we continue to strengthen our position in Yangtze River Delta Region

OneSmart Online (The leading premium online education business in China)

•                      Other than the 150,000+ student enrollments migrated to online platform as of February 2020, OneSmart Online has successfully acquired over 13,000 pure online and regularly priced enrollments as of early May 2020

•                      OneSmart Online, an OMO (online merging offline) model, has launched AI centers, which effectively reduces customer acquisition cost. The classes will be delivered online supported by triple teachers (cloud teacher, cloud study keeper and academic advisor) and artificial intelligence while value added offline activities including seminars, lectures, etc. are provided in the AI centers

•                      Continued to enhance OneSmart Online products and technologies including our latest online teaching platform Cloud Teaching System 6.0

•                      Successfully integrated the advanced technologies that we acquired from Yimi Online Tutoring. Yimi’s technology and development on big data analytics and artificial intelligence helped create synergies with OneSmart Online to drive interactive smart learning and further improve learning experience

Key Financial Results

(In thousands/RMB)

	2Q FY2020	2Q FY2019	% of change
Net revenues	885,800	942,500	-6.0%
Gross profit	356,428	466,538	-23.6%
Operating income/(loss)	(54,763)	90,216	NA
Non-GAAP operating income/(loss)	(18,054)	102,350	NA
Net income/(loss) attributable to OneSmart	(16,367)	64,924	NA
Non-GAAP net income/(loss) attributable to OneSmart	20,342	77,058	-73.6%

	1H FY2020	1H FY2019	% of change
Net revenues	1,683,000	1,589,477	5.9%
Gross profit	637,069	726,930	-12.4%
Operating income/(loss)	(169,461)	29,147	NA
Non-GAAP operating income/(loss)	(104,830)	59,462	NA
Net income/(loss) attributable to OneSmart	(106,300)	48,617	NA
Non-GAAP net income/(loss) attributable to OneSmart	(41,669)	78,932	NA

Mr. Greg Zuo, OneSmart’s Director, Chief Financial Officer and Chief Strategic Officer added, “Despite the impact by the outbreak of COVID-19, our strong execution enabled us to retain almost the same level of revenue compared with the same period last year. In addition, we booked RMB785 million cash sales in Q2, a 20.5% increase from the same period last year, a large portion of which was generated in our online platform. We also successfully reduced our cost structure and controlled expenses during the period through series of policy on labor cost, rent and operating expenses. We temporally put center expansion and upgrades on hold and will only resume the expansion after the crisis. The streamlined cost structure will benefit us in the longer term and we expect substantial margin expansion when topline growth return to normal level.

We recognized that the pandemic impact to our business is temporary and the duration of impact may vary between core VIP business and young children education businesses. VIP business may seem a swift drop in an environment when the public schools are closed and there is massive supply of free or low priced online classes. It is therefore temporally challenging for us to deliver the distinguished value of our premium education services when the score improvement demand is not as urgent when all of the students stay at home. We believe the demand will return in a fast fashion as schools reopen and exam schedule is now fixed. In the meantime, our young children education businesses may have a slightly longer period of impact as kindergartens and some primary schools will reopen a few months after other public schools, according to government policy.

The pandemic situation accelerates Company’s online expansion, a key strategy launched in FY2018. We are focused on the personalized 1-on-1 and small group online education services. Unlike online big-class format, those are the best formats to deliver high quality education services online by leveraging customized approach based on student aptitude. This is a key differentiator from online big-class format. The online education industry is massive and is rapidly growing in popularity since the COVID-19 outbreak began. The pursuit of learning effectiveness required by students and parents is driving the continuous penetration of premium personalized online education.  Financially, we are committed to a healthy growth path for OneSmart Online by sticking to positive cash flow and avoiding burning cash for scale. We have tested and confirmed the attractive unit economics of OneSmart Online.

We are past the most difficult time as most of the provinces have announced back-to-school dates while our business operations are gradually getting back to normal. As of May 15, 2020, 54 of our VIP centers have reopened under government permission. We expect that number to increase over the next few months. We are confident that both of our online platform and offline operations will drive robust growth and profit going forward.”

Recent Development

Unveiling of Strengthened Corporate Value New “OneSmart Way” to Align with Its Online Ambition

The Company has unveiled its new “OneSmart New Way” which is the framework of its corporate mission, vision and value. The new “OneSmart Way” incorporates the Company’s strengthened commitment to upgrade into a prominent online education services provider. New “OneSmart Way” highlights the corporate value such as innovation, technology and customer satisfaction, to reinforce its leading position in the education sector by enhancing its premium services and executing its online strategy through OneSmart Online.

Completion of the Acquisition and Integration of Yimi’s Online Technologies

The Company has successfully completed the acquisition and integration of the online teaching technologies of Yimi Education Technology Inc. Yimi is a leading Chinese premium online 1-on-1 tutoring company. In its past five years of operation, Yimi’s technology has centered on big data analytics and artificial intelligence with a goal to drive interactive smart learning. Yimi also co-worked with OneSmart in 2019 to test and confirm the viability and profitability of the OMO business model. The acquisition of Yimi’s technologies added a key component to OneSmart’s premium online services and will help further improve the customer experience. Going forward, we will continue to focus our highly selective acquisition strategy centered on improving our core businesses.

Financial Results for the Second Fiscal Quarter Ended February 29, 2020

Net Revenues

Net revenues were RMB885.8 million (USD126.7 million), a decrease of 6.0% from RMB942.5 million during the same period last year. The decrease was mainly attributable to the temporary shutdown of our offline learning centers for COVID-19 related government requirements, offset by the incremental volume from online platform.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB 940.6 million (USD134.5 million), an increase of 10.4% from RMB852.3 million during the same period last year. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were RMB903.9 million (USD129.3 million), an increase of 7.6% from RMB840.2 million during the same period last year.

•                      Cost of revenues increased by 11.2% year-over-year to RMB529.4 million (USD75.7 million). We increased teacher compensation to attract higher quality teachers to support the development of OneSmart Online, added rental costs to comply with regulatory requirements;

•                      Selling and marketing expenses increased by 2.8% year-over-year to RMB196.7 million (USD28.1 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB196.6 million (USD28.1 million), an increase of 2.7% from RMB191.4 million during the same period last year. The increase was a mixed result of increased spending in online channels and decreased expense ratio driven by disciplined marketing expense control during COVID-19 period and more effective sales and marketing activities to support the growth of OneSmart Online;

•                      General and administrative expenses increased by 16.0% year-over-year to RMB214.5 million (USD30.7 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB177.9 million (USD25.4 million), an increase of 2.9% from RMB172.8 million during the same period last year. The increase was primarily due to increased R&D expenses for OneSmart Online mixed with our expense control policy to keep a healthy financial condition during COVD-19.

Total share-based compensation expenses, which were allocated to related operating expenses, were RMB36.7 million (USD5.3 million) in the second fiscal quarter of 2020, compared with RMB12.1 million in the same period of the prior fiscal year.

Operating Income/Loss and Operating Margin

Operating loss for the quarter was RMB54.8 million (USD7.8 million), compared with operating income of RMB90.2 million in the same period of the prior fiscal year. Non-GAAP operating loss, which excludes shared-based compensation, was RMB18.1 million (USD2.6 million), compared with Non-GAAP operating income of RMB102.4 million during the same period of the prior fiscal year.

Operating margin for the quarter was -6.2%, compared with 9.6% in the same period of the prior fiscal year. Non-GAAP operating margin was -2.0%, compared with 10.9% during the same period last year. The decrease of margin was mainly due to one-off revenue drop due to the impact of COVID-19, coupled with cost increase on teacher and rent and increased R&D expenses to support the online development. We expect margin will return to normal level post the crisis and start to expand in FY21.

Other income was RMB48.9 million (USD7.0 million), which mainly consists government subsidies and gains from investment revaluation, compared with RMB2.2 million during the same period last year.

Income tax benefit was RMB21.2 million (USD3.0 million), compared with income tax expense of RMB27.8 million during the same period last year.

Net Income/Loss Attributable to OneSmart

Net loss attributable to OneSmart was RMB16.4 million (USD2.3 million), compared with net income of RMB64.9 million during the same period last year. Non-GAAP net income attributable to OneSmart was RMB20.3 million (USD2.9 million), compared with net income of RMB77.1 million during the same period last year. The change was mainly due to the rise of teacher compensation, rent, R&D expenses, and interest expenses.

Capital Expenditures

Capital expenditures for the second fiscal quarter of 2020 were RMB67.9 million (USD9.7 million), a decrease of RMB23.0 million from RMB90.9 million in the second fiscal quarter of 2019. The decrease was mainly because we prudently managed our cash flow and temporarily suspended leasehold improvements due to COVID-19.

Financial Position

As of February 29, 2020, the Company had cash and cash equivalents of RMB1,107.2 million (USD158.4 million) and short-term investments of RMB384.4 million (USD55.0 million).

OneSmart’s prepayments from customers balance, which represents cash collected from enrolled students for courses and recognized proportionately as the training sessions are delivered, was RMB2,385.6 million (USD341.3 million) at the end of the second fiscal quarter of 2020, an increase of 21.1% from RMB1,969.5 million at the end of the second fiscal quarter of 2019.

Cash Flow

Net cash used in operating activities in the second fiscal quarter of 2020 was RMB6.7 million (USD1.0 million).

Net cash used in investing activities in the second quarter of 2020 was RMB222.0 million (USD31.8 million).

Net cash provided by financing activities in the second quarter of 2020 was RMB146.8 million (USD21.0 million).

Financial Results For the Six Months Ended February 28, 2019

For the first six months of fiscal year 2020, OneSmart reported net revenues of RMB1,683.0 million (USD240.8 million), representing a 5.9% increase year-over-year.

Average student enrollments in the first six months of fiscal year 2020 increased by 10.6% to approximately 165,125.

Operating costs and expenses for the first six months of fiscal year 2020 were RMB1,852.5 million (USD265.0 million), a 18.7% increase year-over-year. Non-GAAP operating costs and expenses for the first six months of fiscal year 2020, which excluded share-based compensation expenses, were RMB1,787.8 million (USD255.7 million), representing a 16.9% increase year-over-year.

Cost of revenues increased by 21.3% year-over-year to RMB1,045.9 million (USD149.6 million).

Selling and marketing expenses increased by 9.4% year-over-year to RMB391.6 million (USD56.0 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB391.3 million (USD56.0 million), an increase of 9.5% from RMB357.4 million during the same period last year.

General and administrative expenses increased by 22.1% year-over-year to RMB414.9 million (USD59.4 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB350.6 million (USD50.1 million), an increase of 13.0% from RMB310.1 million during the same period last year.

Operating loss for the first six months of fiscal year 2020 was RMB169.5 million (USD24.2 million). Non-GAAP operating loss for the first six months of fiscal year 2020 was RMB104.8 million (USD15.0 million).

Operating margin for the first six months of fiscal year 2020 was -10.1%, compared to 1.8% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2019, was -6.2%, compared to 3.7% for the same period of the prior fiscal year.

Net loss attributable to OneSmart for the first six months of fiscal year 2020 was RMB106.3 million (USD15.2 million). Non-GAAP net loss attributable to OneSmart for the first six months of fiscal year 2020 was RMB41.7 million (USD6.0 million).

Outlook for Fiscal Year 2020

Based on the latest information, we expect to generate net revenues of RMB3,200.0 to RMB3,600.0 million (USD457.8 to USD515.0 million) for the full Fiscal Year 2020. However, this outlook represents OneSmart’s current view, which is subject to change because the COVID-19 impact is still ongoing and the reopen schedule of majorities of our learnings centers is not yet fixed, and the degree of full year contribution by our rapidly growing online products requires more data to assess.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on February 29, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.9906 to USD1.00.

Conference Call Information

OneSmart’s management will hold an earnings conference call at 8:00 AM on May 19, 2020 U.S. Eastern Time (8:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945
Passcode	OneSmart

A telephone replay of the call will be available after the conclusion of the conference call through May 26, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10143553

Additionally, a live and archived webcast of this conference call will be available at: http://www.onesmart.investorroom.com/.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 education company in China. Our vision is to be the most trusted and heartful high-tech education company and our mission is POWER LEARNING changes the future with technology advancement. Our company culture is centered on the core values of customer focus, excellence, integrity, and technology and innovation.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (the leading premium K-12 1-on-1 education business in China), HappyMath (the leading premium young children math education business in China), and FasTrack English (the second largest premium English education business in East China), and OneSmart Online (the leading premium online education platform in China). As of November 30, 2019, OneSmart operates a nationwide network of 430 learning centers across 35 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to OneSmart’s historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-2250-5826

E-mail: ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	February 29,	February 29,
	2019	2020	2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,386,412	1,107,203	158,385
Short-term investments	454,426	384,392	54,987
Amounts due from a related party	—	18,740	2,681
Prepayments and other current assets	578,787	775,738	110,968
Total current assets	2,419,625	2,286,073	327,021

Non-current assets:
Property and equipment, net	567,987	621,090	88,846
Intangible assets, net	168,622	204,185	29,209
Long-term investments	1,487,638	1,349,193	193,001
Operating lease right-of-use assets	—	1,715,568	245,411
Goodwill	815,052	1,120,104	160,230
Deferred tax assets	83,104	164,123	23,478
Amounts due from a related party	18,750	20,400	2,918
Other non-current assets	510,697	279,590	39,995
Total non-current assets	3,651,850	5,474,253	783,088

Total assets	6,071,475	7,760,326	1,110,109

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the Group of RMB249,876 and RMB265,300 (US$37,951) as of August 31, 2019 and February 29, 2020, respectively)	249,876	265,300	37,951
Amounts due to a related party (including due to a related party of the consolidated VIEs without recourse to the Group of nil and RMB15,000 (US$2,146) as of August 31, 2019 and February 29, 2020, respectively)	—	15,000	2,146
Long-term loans, current portion (including long-term loans, current portion of the consolidated VIEs without recourse to the Group of RMB71,820 and RMB95,760 (US$13,698) as of August 31, 2019 and February 29, 2020, respectively)	71,820	180,298	25,791
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB750,164 and RMB563,589 (US$80,621) as of August 31, 2019 and February 29, 2020, respectively)	816,392	701,113	100,294
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB66,300 and RMB74,139(US$10,606) as of August 31, 2019 and February 29, 2020, respectively)	81,397	74,139	10,606
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB2,170,766 and RMB2,385,546 (US$341,251) as of August 31, 2019 and February 29, 2020, respectively)	2,170,815	2,385,595	341,258
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to the Group of nil and RMB520,553 (US$74,465) as of August 31, 2019 and February 29, 2020, respectively)	—	520,553	74,465
Total current liabilities	3,390,300	4,141,998	592,511

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB55,719 and RMB41,921(US$5,997) as of August 31, 2019 and February 29, 2020, respectively)	57,066	51,605	7,382
Long-term loans (including long-term loan of the consolidated VIEs without recourse to the Group of RMB376,380 and RMB299,340 (US$42,820) as of August 31, 2019 and February 29, 2020, respectively)	1,345,754	1,162,511	166,296
Convertible senior notes (including convertible senior notes of the consolidated VIEs without recourse to the Group of nil as of August 31, 2019 and February 29, 2020, respectively)	—	174,765	25,000
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB25,640 and RMB30,564 (US$4,372) as of August 31, 2019 and February 29, 2020, respectively)	29,442	31,138	4,454
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to the Group of nil and RMB1,127,686 (US$161,315) as of August 31, 2019 and February 29, 2020, respectively)	—	1,127,686	161,315
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of RMB43,440 and RMB21,677 (US$3,101) as of August 31, 2019 and February 29, 2020, respectively)	91,440	45,677	6,534
Total non-current liabilities	1,523,702	2,593,382	370,981

Total liabilities	4,914,002	6,735,380	963,492

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,130,261,827 issued and outstanding as of August 31, 2019 and 4,195,575,467 issued and outstanding as of February 29, 2020, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 issued and outstanding as of August 31, 2019 and February 29, 2020, respectively)	16	16	2
Treasury stock	(203,759)	(209,130)	(29,916)
Additional paid-in capital	5,501,992	5,558,095	795,081
Statutory reserves	7,080	12,270	1,755
Accumulated deficits	(4,300,153)	(4,411,643)	(631,082)
Accumulated other comprehensive income	87,148	40,576	5,804
Total OneSmart International Education Group Limited shareholders’ equity	1,092,350	990,210	141,648
Non-controlling interests	65,123	34,736	4,969
Total shareholders’ equity	1,157,473	1,024,946	146,617

Total liabilities, non-controlling interests and shareholders’ equity	6,071,475	7,760,326	1,110,109

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended February 29,			For the six months ended February 29,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	942,500	885,800	126,713	1,589,477	1,683,000	240,752
Cost of revenues	(475,962)	(529,372)	(75,726)	(862,547)	(1,045,931)	(149,620)
Gross profit	466,538	356,428	50,987	726,930	637,069	91,132

Operating expenses:
Selling and marketing (Note 1)	(191,450)	(196,729)	(28,142)	(357,888)	(391,623)	(56,021)
General and administrative (Note 1)	(184,872)	(214,462)	(30,679)	(339,895)	(414,907)	(59,352)
Total operating expenses	(376,322)	(411,191)	(58,821)	(697,783)	(806,530)	(115,373)
Operating income/(loss)	90,216	(54,763)	(7,834)	29,147	(169,461)	(24,241)

Interest income	4,708	3,251	465	12,411	32,987	4,719
Interest expense	(10,344)	(19,123)	(2,736)	(17,868)	(44,814)	(6,411)
Other income	2,150	48,861	6,990	19,202	58,987	8,438
Other expenses	(442)	(21,239)	(3,038)	(575)	(29,936)	(4,282)
Foreign exchange gains	309	15	2	1,519	15	2
Income/(loss) before income tax and share of net loss from equity investees	86,597	(42,998)	(6,151)	43,836	(152,222)	(21,775)

Income tax (expense)/benefit	(27,819)	21,169	3,028	(30,303)	24,568	3,514
Income/(loss) before share of net loss from equity investees	58,778	(21,829)	(3,123)	13,533	(127,654)	(18,261)

Share of net loss from equity investees	(13,579)	(3,881)	(555)	(7,313)	(7,715)	(1,104)

Net income/(loss)	45,199	(25,710)	(3,678)	6,220	(135,369)	(19,365)

Add: Net loss attributable to non-controlling interests	19,725	9,343	1,337	42,397	29,069	4,158

Net income/(loss) attributable to OneSmart’s shareholders	64,924	(16,367)	(2,341)	48,617	(106,300)	(15,207)

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended February 29,			For the six months ended February 29,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Selling and marketing	75	142	20	533	285	41
General and administrative	12,059	36,567	5,231	29,782	64,346	9,205
Total	12,134	36,709	5,251	30,315	64,631	9,246

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	For the three months ended February 29,			For the six months ended February 29,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Net income/(loss)	45,199	(25,710)	(3,678)	6,220	(135,369)	(19,365)
Other comprehensive income/(loss):
Unrealized gain/(loss) on available-for-sale investments, net of tax	19,492	(32,858)	(4,700)	49,621	(51,117)	(7,312)
Foreign currency translation adjustment	(3,796)	2,015	288	6,188	4,545	650

Comprehensive income/(loss)	60,895	(56,553)	(8,090)	62,029	(181,941)	(26,027)
Add: Comprehensive loss attributable to non-controlling interests	19,725	9,343	1,337	42,397	29,069	4,158

Comprehensive income/(loss) attributable to OneSmart’s shareholders	80,620	(47,210)	(6,753)	104,426	(152,872)	(21,869)

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended February 29,			For the six months ended February 29,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing expenses	191,450	196,729	28,142	357,888	391,623	56,021
Share-based compensation expense in selling and marketing expenses	75	142	20	533	285	41
Non-GAAP selling and marketing expenses	191,375	196,587	28,122	357,355	391,338	55,980
General and administrative expenses	184,872	214,462	30,679	339,895	414,907	59,352
Share-based compensation expense in general and administrative expenses	12,059	36,567	5,231	29,782	64,346	9,205
Non-GAAP general and administrative expenses	172,813	177,895	25,448	310,113	350,561	50,147

Operating costs and expenses	852,284	940,563	134,547	1,560,330	1,852,461	264,993
Share-based compensation expense in operating costs and expenses	12,134	36,709	5,251	30,315	64,631	9,246
Non-GAAP operating costs and expenses	840,150	903,854	129,296	1,530,015	1,787,830	255,747

Operating income/(loss)	90,216	(54,763)	(7,834)	29,147	(169,461)	(24,241)
Share-based compensation expenses	12,134	36,709	5,251	30,315	64,631	9,246
Non-GAAP operating income/(loss)	102,350	(18,054)	(2,583)	59,462	(104,830)	(14,995)

Net income/(loss) attributable to OneSmart’s shareholders	64,924	(16,367)	(2,341)	48,617	(106,300)	(15,207)
Share-based compensation expenses	12,134	36,709	5,251	30,315	64,631	9,246
Non-GAAP net income attributable to OneSmart	77,058	20,342	2,910	78,932	(41,669)	(5,961)